Filed by GSR III Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Terra Innovatum s.r.l.

Commission File No.: 333-287271-01

Terra Innovatum Signs Supplier MOU with Conuar for Key SOLO Micro-Modular Reactor Components

●	Leading Argentinean nuclear systems, components and fuel supplier Conuar to develop and supply critical cooling and fuel components for the industrial production of the SOLOTM micro-modular reactor

●	Terra Innovatum and Conuar will also collaborate to develop a supply chain hub and SOLO assembly lines to serve the South American market

NEW YORK, NY and AUSTIN, TX / GLOBE NEWSWIRE / September 16, 2025 / – Terra Innovatum Srl (“Terra Innovatum,” or the “Company”), a developer of micro-modular nuclear reactors, and GSR III Acquisition Corp. (Nasdaq: GSRT), a publicly traded special purpose acquisition company, today announced that Terra Innovatum has signed a memorandum of understanding (“MOU”) with Conuar, a globally recognized international component manufacturer and fuel supplier, for the supply of critical components to be used in the production of Terra Innovatum’s SOLOTM micro-modular nuclear reactor.

“We are excited to partner with Conuar as a key supplier for our first-of-a-kind SOLO and beyond,” said Alessandro Petruzzi, CEO of Terra Innovatum. “With more than 40 years of expertise in fuel production and component manufacturing, Conuar has been central to powering Latin America’s nuclear sector. This partnership not only strengthens SOLO’s global supply chain but also marks a strategic entry into the Latin American market- one of the most important growth regions for the future of nuclear energy. Together, we are well positioned to scale SOLO production and accelerate the deployment of clean, affordable, reliable, modular power while providing much needed radioisotopes at scale.”

Giordano Morichi – Partner, Chief Business Development Officer & Investor Relations continued: “Terra Innovatum is propelling the development of a truly global supply chain and deployment strategy for SOLO, ensuring resilience and reach across multiple continents. This positions us to bring affordable, zero-carbon, non-proliferant and reliable energy to emerging markets, extending access to regions where infrastructure is limited or non-existent. With SOLO’s off-grid, behind-the-meter capabilities, we can deliver power directly to communities and industries without requiring large-scale investments in new infrastructure. Together with our industry-leading partners, we are one step closer to realizing our mission of expanding energy access worldwide.”

Rodolfo Kramer – CEO Conuar added: ““This agreement with Terra Innovatum marks a milestone in international cooperation for the development of advanced nuclear technologies. The SOLO reactor embodies innovation and the future, and at Conuar, we are proud to contribute our industrial expertise and technical know-how to make it a reality. Bringing together Terra Innovatum’s innovative vision with Conuar’s proven capabilities is a unique opportunity to accelerate safe, clean, and sustainable energy solutions that will benefit future generations. We are excited to support their efforts to bring clean, off-grid energy to communities and industries through their promising micro-modular nuclear technology across Latin America. They are bringing a unique design to market, which leverages existing and readily manufacturable components. We are looking forward to working closely together for years to come.”

Conuar is a leading nuclear development and high-precision technology manufacturer that has been serving the nuclear industry for over 40 years. The Company specializes in fuel supply and component manufacturing and has produced 100% of the nuclear fuel used by Argentina. Conuar engineers and integrates critical components with specialized engineering, advanced manufacturing, and strict adherence to international standards in demanding environments, and produces seamless tubes of high alloys for nuclear industry

Under the MOU, Terra Innovatum and Conuar will conduct pilot programs to evaluate the scope and pricing for Conuar to supply coolant tubs and plates, control rod mechanisms, fuel rods, and stainless steel and special alloy components. Additionally, the companies will collaborate on and consider opportunities to develop a manufacturing and assembly hub in South America to increase production capabilities and better serve local customers over time.

ABOUT TERRA INNOVATUM & SOLOTM

Terra Innovatum's mission is to make nuclear power accessible. We deliver simple and safe micro-reactor solutions that are scalable, affordable and deployable anywhere 1 MWe at a time.

Terra Innovatum is a pioneering force in the energy sector, dedicated to delivering innovative and sustainable power solutions. Terra Innovatum plans to leverage cutting-edge nuclear technology through the SOLO™ Micro-Modular Reactor (SMR™) to provide efficient, safe, and environmentally conscious energy. With a mission to address global energy shortages, Terra Innovatum combines extensive expertise in nuclear industry design, manufacturing, and installation licensing to offer disruptive energy solutions. Committed to propelling technological advancements, Terra Innovatum and SOLO™ are dedicated to fostering prosperity and sustainability for humankind.

It is anticipated that SOLO™ will be available globally within the next three years. Conceptualized in 2018 and engineered over six years by experts in nuclear safety, licensing, innovation, and R&D, SOLO™ addresses pressing global energy demands with a market-ready solution. Built from readily available commercial off-the-shelf components, the proven licensing path for SOLO™ enables rapid deployment and minimizes supply chain risks, ensuring final cost predictability. Designed to adapt with evolving fuel options, SOLO™ supports both LEU+ and HALEU, offering a platform ready to transition to future fuel supplies.

SOLO™ will offer a wide range of versatile applications, providing CO2-free, behind-the-meter, and off-grid power solutions for data centers, mini-grids serving remote towns and villages, and large-scale industrial operations in hard-to-abate sectors like cement production, oil and gas, steel manufacturing, and mining. It also has the ability to supply heat for industrial applications and other specialized processes, including water treatment, desalination and co-generation. Thanks to its modular design, SOLO™ can easily scale to deliver up to 1GW or more of CO2-free power with a minimal footprint, making it an ideal solution for rapidly replacing fossil fuel-based thermal plants. Beyond electricity and heat generation, SOLO™ can also contribute to critical applications in the medical sector by producing radioisotopes essential for oncology research and cancer treatment.

To learn more, visit: www.terrainnovatum.com.

CONTACTS

Giordano Morichi

Partner, Chief Business Development Officer & Investor Relations
Terra Innovatum Srl
E: g.morichi@terrainnovatum.com
W: www.terrainnovatum.com

Anantha Ramamurti

President, Chief Financial Officer

GSR III Acquisition Corp

E: anantha@gsrspac.com

P: (949) 468-7434

Nicholas Hresko-Staab

Vice President

Investor & Media Relations
Alliance Advisors IR
E: TerraIR@allianceadvisors.com

IMPORTANT INFORMATION FOR SHAREHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

PARTICIPANTS IN THE SOLICITATION

Each of the Registrant Parties, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of GSRT is set forth in GSRT’s filings with the SEC. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their direct and indirect interests will be set forth in the Registration Statement (and will be included in the proxy statement/prospectus) and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

FORWARD LOOKING STATEMENTS

The statements contained in this press release that are not purely historical are forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this press release are based on our current expectations and beliefs concerning future developments and their potential effects on GSRT and the other Registrant Parties. There can be no assurance that future developments affecting GSRT and the other Registrant Parties will be those that we have anticipated. These forward-looking statements speak only as of the date this press release is delivered and involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against GSRT, any of the Registrant Parties, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of GSRT or the SEC’s declaration of the effectiveness of the Registration Statement (which will include the proxy statement/prospectus contained therein) to be filed by the Registrant Parties or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability of Pubco to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Terra Innovatum as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination, including the reorganization described in the business combination agreement; (9) changes in applicable laws or regulations; (10) the possibility that the Registrant Parties or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the amount of redemption requests made by GSRT shareholders and (12) other risk factors described herein as well as the risk factors and uncertainties described in the Form S-4 and GSRT’s other filings with the SEC, as well as any further risks and uncertainties to be contained in the proxy statement/prospectus filed after the date hereof. In addition, there may be additional risks that neither GSRT nor any of the other Registrant Parties presently know, or that GSRT or the other Registrant Parties currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward- looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

None of GSRT, the other Registrant Parties, or any of their respective affiliates, officers, employees or agents, makes any representation or warranty, either express or implied, in relation to the fairness, reasonableness, adequacy, accuracy, completeness or reliability of the information, statements or opinions, whichever their source, contained in this press release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. GSRT, the other Registrant Parties and their respective affiliates, officers, employees and agents further expressly disclaim any and all liability relating to or resulting from the use of this press release and any errors therein or omissions therefrom. Further, the information contained herein is preliminary, is provided for discussion purposes only, is only a summary of key information, is not complete and is subject to change without notice.

In addition, the information contained in this press release is provided as of the date hereof and may change, and neither GSRT nor the other Registrant Parties undertakes any obligation to update or revise any forward- looking statements, whether as a result of new information, inaccuracies, future events or otherwise, except as may be required under applicable securities laws.

The following is a LinkedIn post made by Terra Innovatum s.r.l. on September 17, 2025.